Exhibit 99.3

Shengfeng Development Limited Announces Unaudited 2026 First Half Financial Results

Revenue Up 18.4% Year Over Year, Driven by Deepened Partnership and Expanded Service Offerings

Fuzhou, China — September 15, 2026 — Shengfeng Development Limited (“Shengfeng” or the “Company”) (NASDAQ: SFWL), a contract logistics company in China providing customers with integrated logistics solutions, today announced its unaudited financial results for the six months ended June 30, 2026.

Financial Highlights:

Total Revenue: Increased by approximately 18.4% from approximately $263.4 million for the six months ended June 30, 2025 to approximately $311.8 million for the six months ended June 30, 2026. The increase was primarily driven by a significant increase in revenue from our transportation services.

Gross Profit: Increased by approximately 11.3% from approximately $24.1 million for the six months ended June 30, 2025 to approximately $26.8 million for the six months ended June 30, 2026. For the six months ended June 30, 2026 and 2025, our overall gross margin was approximately 8.6% and 9.1%, respectively. The gross margin decreased primarily due to competitive pricing pressures in the market.

Net Income: Increased by 9.6% from approximately $6.0 million for the six months ended June 30, 2025 to approximately $6.6 million for the six months ended June 30, 2026.

Cost and Expense Overview:

●	Operating Expenses: Operating expenses increased by approximately 9.1% from approximately $16.3 million for the six months ended June 30, 2025 to approximately $17.8 million for the six months ended June 30, 2026.

●	Selling and Marketing Expenses: Decreased by approximately 20.4% from approximately $2.9 million for the six months ended June 30, 2025 to approximately $2.3 million for the six months ended June 30, 2026. The decrease was primarily attributable to lower employee salaries and related benefits, driven by a decrease in sales department headcount as a result of the Company's departmental restructuring.

●	General and Administrative Expenses: Increased by approximately 15.4% from approximately $13.4 million for the six months ended June 30, 2025 to approximately $15.5 million for the six months ended June 30, 2026. The increase was primarily attributable to higher employee salaries and related benefits, driven by an increase in G&A department headcount as a result of the Company's departmental restructuring.

Cash Position:

●	Cash and Cash Equivalents: Cash and cash equivalents was approximately $16.9 million, as of June 30, 2026, decreased from approximately $35.3 million as of December 31, 2025. The decrease was primarily due to investments in business expansion and increased working capital requirements to support the growth in revenue. The Company remains committed to maintaining a strong liquidity position to support ongoing operations and strategic initiatives.

Operational Highlights:

●	Transportation Services: Net revenues increased by approximately 18.4% from approximately $254.7 million for the six months ended June 30, 2025 to approximately $301.6 million for the six months ended June 30, 2026. The growth was primarily driven by the expansion of services with existing clients, reflecting a deepened partnership and expanded service offerings.

●	Warehouse Storage Management Services: Revenues increased by approximately 14.9% from approximately $7.1 million for the six months ended June 30, 2025 to approximately $8.1 million for the six months ended June 30, 2026. The increase was primarily due to the acquisition of new clients for the six months ended June 30, 2026.

CEO Commentary:

Mr. Yongxu Liu, Chairman and Chief Executive Officer of Shengfeng, commented, “Shengfeng delivered solid revenue growth in the first six months of 2026. Most of that growth came from customers we were already serving, who over the period chose to place a wider share of their logistics operations in our hands. New energy vehicles remained a core client segment, where we serve leading battery manufacturers and vehicle brands. We also deepened our work with major fast-moving consumer goods customers and with global industrial equipment manufacturers, while our warehouse storage management business grew on the strength of new customer acquisition. We supported this growth without a proportionate increase in overhead. For the second half of 2026, our attention is expected to turn to network and route optimization, the utilization of our transportation capacity, and the management of working capital, as we aim to translate revenue growth into stronger profitability.”

Outlook:

Looking ahead, Shengfeng aims to sustain its growth and improve margins in the second half of 2026. The Company is committed to leveraging its extensive logistics network and innovative solutions to serve a broader range of industries and customers.

About Shengfeng Development Limited

Shengfeng Development Limited is a contract logistics company in China providing customers with integrated logistics solution services. Established in 2001, the Company has developed extensive and reliable transportation networks in China, covering 382 cities across 32 provinces, as of June 30, 2026. The Company provides integrated logistics solutions comprised of B2B freight transportation services, warehouse storage management services, and value-added services. The Company applies well-established management systems and operating procedures to assist companies in China to increase efficiency and improve their own management systems with respect to transportation, warehousing and time management. For more information, please visit the Company’s website: http://ir.sfwl.com.cn/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on March 27, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

For more information, please contact:

Shengfeng Development Limited

Investor Relations Department

Email: ir@sfwl.com.cn

Shengfeng Development Limited

Samuel Xian

Phone: +86 591 8367 2798

Email: Huasen.Xian@sfwl.com.cn